Exhibit 99.5

Autohome Inc. Announces Unaudited First Quarter 2026 Financial Results

BEIJING, May 28, 2026 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the three months ended March 31, 2026.

First Quarter 2026 Highlights1

•	Net revenues in the first quarter of 2026 were RMB1,048.4 million (US$152.0 million), compared to RMB1,453.8 million in the corresponding period of 2025.

•

Net income attributable to Autohome in the first quarter of 2026 was RMB44.3 million (US$6.4 million), compared to RMB356.6 million in the corresponding period of 2025, while net income attributable to ordinary shareholders in the first quarter of 2026 was RMB44.3 million (US$6.4 million), compared to RMB340.5 million in the corresponding period of 2025.

•	Adjusted net income attributable to Autohome (Non-GAAP)[2] in the first quarter of 2026 was RMB179.2 million (US$26.0 million), compared to RMB420.8 million in the corresponding period of 2025.

•	Share repurchase: As of May 22, 2026, the Company had repurchased 3,465,236 American depositary shares (“ADSs”) for a total cost of approximately US$62.3 million.

•

Cash Dividend: The Company’s board of directors has approved a cash dividend of US$0.66 per ADS (or US$0.1650 per ordinary share) payable in U.S. dollars (the “Dividend”) to holders of ADSs and ordinary shares of record as of the close of business on July 2, 2026. The aggregate amount of the Dividend will be approximately RMB0.5 billion and is expected to be paid to holders of ordinary shares and ADSs of the Company on or around July 24, 2026 and July 31, 2026, respectively.

Mr. Chi Liu, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “We began the year by rolling out a series of initiatives to accelerate the transformation of our platform from an automotive information media into a comprehensive automotive service ecosystem. On the user front, we have initiated a major brand refresh and upgraded Autohome’s App, shifting our focus towards users’ interests and the end-to-end car-purchase journey to more precisely address consumer demand. At the same time, by strengthening the development of premium content and expanding our new media matrix, we continued to grow our user base steadily. According to QuestMobile, the average number of our mobile daily active users in March 2026 reached a record high of over 80 million, up 4.9% year-over-year. With regard to our transaction platform development, our new retail business launched an ‘online-car-purchase’ feature in two cities, piloting collaborative initiatives with dealerships to explore new e-commerce experiences for car purchases. We also continued to advance our global expansion. YesAuto, our overseas platform, officially launched operations in Thailand. Our global used car export platform also went live and received positive feedback from the market. Together, these advancements mark the beginning of a new development phase for Autohome, characterized by a dual-circulation model encompassing both domestic and international markets.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For readers’ convenience, certain amounts throughout the release are presented in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB6.8980 on March 31, 2026, in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Mr. Craig Yan Zeng, Chief Financial Officer of Autohome, added, “While advancing our business initiatives, we have consistently maintained a healthy balance sheet and continued to deliver on our commitment to providing stable shareholder returns. Our board of directors has approved the cash dividend plan for the first half of 2026, at the same time we have been actively executing share repurchases in the open market, with the total cumulative repurchases exceeding US$62 million as of last week. Looking ahead, we will continue to focus on areas of emerging growth while maintaining stringent cost controls to create long-term value for our shareholders.”

Unaudited First Quarter 2026 Financial Results

Net Revenues

Net revenues in the first quarter of 2026 were RMB1,048.4 million (US$152.0 million), compared to RMB1,453.8 million in the corresponding period of 2025. The decline was primarily driven by reduced advertising spending from automakers amid shrinking sales volumes, along with a decrease in the number of paying dealers — both of which adversely affected the Company’s related business lines.

•	Media services revenues were RMB162.7 million (US$23.6 million) in the first quarter of 2026, compared to RMB242.2 million in the corresponding period of 2025.

•	Leads generation services revenues were RMB503.5 million (US$73.0 million) in the first quarter of 2026, compared to RMB645.1 million in the corresponding period of 2025.

•	Online marketplace and others revenues were RMB382.3 million (US$55.4 million) in the first quarter of 2026, compared to RMB566.5 million in the corresponding period of 2025.

Cost of Revenues

Cost of revenues was RMB257.0 million (US$37.3 million) in the first quarter of 2026, compared to RMB315.5 million in the corresponding period of 2025. Share-based compensation expense included in cost of revenues in the first quarter of 2026 was RMB1.0 million (US$0.1 million), compared to RMB2.4 million in the corresponding period of 2025.

Operating Expenses

Operating expenses were RMB900.1 million (US$130.5 million) in the first quarter of 2026, compared to RMB948.8 million in the corresponding period of 2025.

•

Sales and marketing expenses were RMB506.3 million (US$73.4 million) in the first quarter of 2026, compared to RMB543.6 million in the corresponding period of 2025. Share-based compensation expenses included in sales and marketing expenses in the first quarter of 2026 were RMB9.2 million (US$1.3 million), compared to RMB12.3 million in the corresponding period of 2025.

•

General and administrative expenses were RMB119.9 million (US$17.4 million) in the first quarter of 2026, compared to RMB131.0 million in the corresponding period of 2025. Share-based compensation expenses included in general and administrative expenses in the first quarter of 2026 were RMB7.2 million (US$1.1 million), compared to RMB11.2 million in the corresponding period of 2025.

•

Product development expenses were RMB273.9 million (US$39.7 million) in the first quarter of 2026, compared to RMB274.1 million in the corresponding period of 2025. Share-based compensation expenses included in product development expenses in the first quarter of 2026 were RMB18.6 million (US$2.7 million), compared to RMB19.6 million in the corresponding period of 2025.

Operating Loss/Profit

Operating loss was RMB34.4 million (US$5.0 million) in the first quarter of 2026, compared to operating profit of RMB233.4 million in the corresponding period of 2025.

Income Tax Expense

Income tax expense was RMB25.2 million (US$3.7 million) in the first quarter of 2026, compared to income tax expense of RMB56.3 million in the corresponding period of 2025.

Net Income Attributable to Autohome

Net income attributable to Autohome was RMB44.3 million (US$6.4 million) in the first quarter of 2026, compared to RMB356.6 million in the corresponding period of 2025.

Net Income Attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB44.3 million (US$6.4 million) in the first quarter of 2026, compared to RMB340.5 million in the corresponding period of 2025. Basic and diluted earnings per share (“EPS”) were RMB0.10 (US$0.01) and RMB0.10 (US$0.01), respectively, in the first quarter of 2026, compared to basic and diluted EPS of RMB0.72 and RMB0.71, respectively, in the corresponding period of 2025. Basic and diluted earnings per ADS were RMB0.38 (US$0.06) and RMB0.38 (US$0.06), respectively, in the first quarter of 2026, compared to basic and diluted earnings per ADS of RMB2.86 and RMB2.85, respectively, in the corresponding period of 2025.

Adjusted Net Income Attributable to Autohome (Non-GAAP) and Non-GAAP EPS/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB179.2 million (US$26.0 million) in the first quarter of 2026, compared to RMB420.8 million in the corresponding period of 2025. Non-GAAP basic and diluted EPS were RMB0.39 (US$0.06) and RMB0.39 (US$0.06), respectively, in the first quarter of 2026, compared to non-GAAP basic and diluted EPS of RMB0.88 and RMB0.88, respectively, in the corresponding period of 2025. Non-GAAP basic and diluted earnings per ADS were RMB1.55 (US$0.22) and RMB1.54 (US$0.22), respectively, in the first quarter of 2026, compared to non-GAAP basic and diluted earnings per ADS of RMB3.54 and RMB3.52, respectively, in the corresponding period of 2025.

Balance Sheet and Cash Flow

As of March 31, 2026, the Company had cash and cash equivalents, short-term investments and other long-term investments of RMB20.04 billion (US$2.91 billion). Net cash used in operating activities in the first quarter of 2026 was RMB143.0 million (US$20.7 million).

Employees

The Company had 3,876 employees as of March 31, 2026, including 1,219 employees from TTP Car, Inc.

Conference Call Information

The Company will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Thursday, May 28, 2026 (8:00 p.m. Beijing Time on the same day).

Please register in advance of the conference call using the registration link provided below. Upon registering, each participant will receive a set of dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link:

https://register-conf.media-server.com/register/BI729eaeb6b356412fadcc85dd017f499e

Please use the conference access information to join the call 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available at https://ir.autohome.com.cn and a replay of the webcast will be available following the session.

About Autohome

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to relentlessly reduce auto industry decision-making and transaction costs driven by advanced technology. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward- looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome, Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome as net income attributable to Autohome excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, share of results of equity method investments, and non-recurring employee severance costs, with all the reconciliation items adjusted for related income tax effects. We define non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ordinary shares. We define non-GAAP basic and diluted earnings per ADS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ADSs. We define Adjusted net margin as Adjusted Net Income attributable to Autohome divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or items that are non-operating in nature. The use of the above non-GAAP financial measures has certain limitations as they excluded certain items that have been and will continue to be incurred in the future, but such items should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of non-GAAP and GAAP Results” set fourth at the end of this press release.

For investor and media inquiries, please contact:

Autohome Inc.

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

Christensen China Limited

Suri Cheng

Tel: +86-185-0060-8364

E-mail: suri.cheng@christensencomms.com

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except share and per share / per ADS data)

	For three months ended March 31,
	2025	2026
	RMB	RMB	US$
Net revenues:
Media services	242,179	162,683	23,584
Leads generation services	645,143	503,455	72,986
Online marketplace and others	566,496	382,301	55,422

Total net revenues	1,453,818	1,048,439	151,992
Cost of revenues	(315,520)	(257,028)	(37,261)

Gross profit	1,138,298	791,411	114,731

Operating expenses:
Sales and marketing expenses	(543,639)	(506,349)	(73,405)
General and administrative expenses	(131,023)	(119,859)	(17,376)
Product development expenses	(274,141)	(273,860)	(39,701)

Total operating expenses	(948,803)	(900,068)	(130,482)

Other operating income, net	43,860	74,250	10,764
Operating profit/(loss)	233,355	(34,407)	(4,987)

Interest and investment income, net	177,071	142,137	20,606
Share of results of equity method investments	(11,636)	(55,548)	(8,053)

Income before income taxes	398,790	52,182	7,566
Income tax expense	(56,329)	(25,219)	(3,656)

Net income	342,461	26,963	3,910
Net loss attributable to noncontrolling interests	14,174	17,288	2,506

Net income attributable to Autohome	356,635	44,251	6,416
Accretion of mezzanine equity	(45,654)	(49,433)	(7,166)
Accretion attributable to noncontrolling interests	29,469	49,433	7,166

Net income attributable to ordinary shareholders	340,450	44,251	6,416

Earnings per share attributable to ordinary shareholders
Basic	0.72	0.10	0.01
Diluted	0.71	0.10	0.01
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	2.86	0.38	0.06
Diluted	2.85	0.38	0.06
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	475,483,227	462,976,351	462,976,351
Diluted	478,030,619	464,566,955	464,566,955

AUTOHOME INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share / per ADS data)

	For three months ended March 31,
	2025	2026
	RMB	RMB	US$
Net income attributable to Autohome	356,635	44,251	6,416
Plus: income tax expense	57,669	25,556	3,705
Plus: depreciation of property and equipment	27,370	27,800	4,030
Plus: amortization of intangible assets	9,621	444	64

EBITDA	451,295	98,051	14,215

Plus: share-based compensation expenses	45,490	36,029	5,223

Adjusted EBITDA	496,785	134,080	19,438

Net income attributable to Autohome	356,635	44,251	6,416
Plus: amortization of intangible assets resulting from business acquisition	9,583	432	63
Plus: share-based compensation expenses	45,490	36,029	5,223
Plus: share of results of equity method investments	11,636	55,548	8,053
Plus: Non-recurring employee severance costs	—	61,794	8,958
Plus: tax effects of the adjustments	(2,574)	(18,841)	(2,731)

Adjusted net income attributable to Autohome	420,770	179,213	25,982

Net income attributable to Autohome	356,635	44,251	6,416
Net margin	24.5%	4.2%	4.2%
Adjusted net income attributable to Autohome	420,770	179,213	25,982
Adjusted net margin	28.9%	17.1%	17.1%
Non-GAAP earnings per share
Basic	0.88	0.39	0.06
Diluted	0.88	0.39	0.06
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	3.54	1.55	0.22
Diluted	3.52	1.54	0.22
Weighted average shares used to compute non-GAAP earnings per share:
Basic	475,483,227	462,976,351	462,976,351
Diluted	478,030,619	464,566,955	464,566,955

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of March 31,
	2025	2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,175,493	1,381,652	200,297
Restricted cash	74,424	85,142	12,343
Short-term investments	17,063,633	17,027,839	2,468,518
Accounts receivable, net	1,521,347	1,683,025	243,987
Amounts due from related parties, current	43,599	34,621	5,019
Prepaid expenses and other current assets	308,733	320,723	46,495

Total current assets	21,187,229	20,533,002	2,976,659

Non-current assets
Restricted cash, non-current	5,000	5,000	725
Property and equipment, net	191,063	205,342	29,768
Goodwill and intangible assets, net	3,995,489	3,992,803	578,835
Long-term equity investments	442,017	386,469	56,026
Other long-term investments	2,124,783	1,634,544	236,959
Deferred tax assets	262,622	270,872	39,268
Amounts due from related parties, non-current	9,709	9,709	1,408
Other non-current assets	90,612	149,197	21,629

Total non-current assets	7,121,295	6,653,936	964,618

Total assets	28,308,524	27,186,938	3,941,277

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,192,496	1,802,383	261,288
Advance from customers	98,083	111,235	16,126
Deferred revenue	170,836	490,950	71,173
Income tax payable	82,000	108,647	15,751
Amounts due to related parties	13,739	5,033	730
Dividends payable	976,382	—	—

Total current liabilities	3,533,536	2,518,248	365,068

Non-current liabilities
Other liabilities	21,544	56,602	8,206
Deferred tax liabilities	458,266	457,624	66,342

Total non-current liabilities	479,810	514,226	74,548

Total liabilities	4,013,346	3,032,474	439,616

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	2,121,191	2,170,624	314,674

EQUITY
Total Autohome shareholders’ equity	23,041,328	22,917,938	3,322,403
Noncontrolling interests	(867,341)	(934,098)	(135,416)

Total equity	22,173,987	21,983,840	3,186,987

Total liabilities, mezzanine equity and equity	28,308,524	27,186,938	3,941,277